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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

STERLING CHEMICALS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
859166100
(CUSIP Number)
Bobby Liu
Senior Vice President and General Counsel
M.D. Sass Investor Services, Inc.
1185 Avenue of the Americas
18th Floor
New York, New York 10036
(212) 843-8980
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859166100	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Resurgence Asset Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,190,766 /1/

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

3,190,766 /1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,190,766 /1/

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
/1/ SEE ITEM 5 HEREIN

CUSIP No.	859166100	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Resurgence Asset Management International, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		864,846 /1/

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

864,846 /1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

864,846 /1/

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
/1/ SEE ITEM 5 HEREIN

CUSIP No.	859166100	Page	4	of	10

1	NAMES OF REPORTING PERSONS: RE/Enterprise Asset Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,882,371 /1/

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,882,371 /1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,882,371 /1/

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	859166100	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Martin D. Sass

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,937,983 /1/

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

5,937,983 /1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,937,983 /1/

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

82.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
/1/ SEE ITEM 5 HEREIN
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 6
SCHEDULE 13D
     This Amendment No. 6 (this “Amendment”) to Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, par value $.01 per share (the “Shares”), of Sterling Chemicals, Inc. (the “Issuer”). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D, dated December 19, 2002, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein).
Item 1. Security and Issuer
     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 333 Clay Street, Suite 3600, Houston, Texas 77002-4109.
Item 2. Identity and Background
     This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
     (i) Resurgence Asset Management, L.L.C. (“RAM”);
     (ii) Resurgence Asset Management International, L.L.C. (“RAMI”);
     (iii) Re/Enterprise Asset Management, L.L.C. (“REAM”); and
     (iv) Mr. Martin D. Sass (“Mr. Sass”).
     In its capacity as investment advisor, RAM exercises voting and investment power over the Shares held for the accounts of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., and M.D. Sass Corporate Resurgence Partners III, L.P. (“Resurgence I, II and III,” respectively), and the Resurgence Asset Management, L.L.C. Employment Retirement Plan (the “Plan”). Accordingly, RAM may be deemed to share voting and investment power with Resurgence I, II and III and the Plan. Mr. Sass serves as Chairman and Chief Executive Officer of RAM.
     In its capacity as investment advisor, RAMI exercises voting and investment power over the Shares held for the account of M.D. Sass Corporate Resurgence International, Ltd.. Accordingly, RAMI may be deemed to share voting and investment power with M.D. Sass Corporate Resurgence International, Ltd. Mr. Sass serves as Chairman and Chief Executive Officer of RAMI.
     In its capacity as investment advisor, REAM exercises voting and investment power over the Shares held for the accounts of (a) two employee pension plans (the “Pension Plans”) and as an advisor to the M.D. Sass Associates, Inc. Employee Retirement Plan (the “Sass Plan”), and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. (“Enterprise”) and M.D. Sass Re/Enterprise II, L.P. (“Enterprise II”). Accordingly, REAM may be deemed to share voting and investment power with each of the Pension Plans, the Sass Plan, Enterprise and Enterprise II. Mr. Sass serves as Chairman and Chief Executive Officer of REAM.

Item 3. Source and Amount of Funds or Other Consideration.
     This Schedule 13D/A covers securities issued in connection with the Joint Plan of Reorganization under Chapter 11, Title 11, United States Code of Sterling Chemical Holdings, Inc., et al., Debtors, filed with the United States Bankruptcy Court, Southern District of Texas, Houston Division, on October 14, 2002, as amended (the “Plan”). The Issuer is the reorganized debtor under the Plan.
     At the effective date of the Plan, December 19, 2002 (the “Effective Date”), the funds and accounts managed by the Reporting Persons received (1) 2,175.000 shares of Preferred Stock of the Issuer, convertible into 2,175,000 shares of Common Stock, for an investment of $30,000,000; (2) 1,430,193 shares of Common Stock issued upon exercise of certain rights offered under the Plan to the holders of certain of the Issuer’s debt securities for an investment of $19,727,000 and in exchange for claims; and (3) 231,820 shares of Common Stock and 376,209 Warrants of the Issuer, convertible into 376,209 shares of Common Stock, in exchange for claims under the Plan. In addition, 24,666 shares of Common Stock were issued in connection with the merger of Sterling Chemicals Holdings, Inc. and Sterling Chemicals, Inc. pursuant to the Plan shortly before the Effective Date. Further, the Reporting Persons received 703.331 additional shares of Preferred Stock, convertible into 703,331 shares of Common Stock, from the Issuer as dividends on the shares of Preferred Stock in eight separate share distributions in 2003 and 2004, and 5,480 shares of Common Stock as further distributions under the Plan upon resolution of disputed claims.
     This Schedule 13D/A also covers securities issued to the funds and accounts managed by the Reporting Persons on a quarterly basis in accordance with dividend rights the Company’s Series A Preferred Stock (the “Preferred Stock”) held by the Reporting Persons.
Item 4. Purpose of Transaction.
     See Item 3.
     None of the Reporting Persons has formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of the Reporting Persons and the Issuer, other business opportunities available to the Reporting Persons and the funds and accounts they manage, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5 Interest in Securities of the Issuer
     (a) - (b) See Rows 7, 9, 11 and 13 of each cover page.

     The percentage in Row 13 of each cover page are based on 2,828,460 Shares that were outstanding as of October 31, 2006, as reported in the Issuer’s most recently-filed quarterly report on Form 10-Q.
     (i) The Shares that RAM may be deemed to beneficially own include Shares that RAM has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of January 31, 2007, funds and accounts managed by RAM held: (A) 837,562 Shares; (B) 2,166,421 Shares issuable upon the conversion of preferred stock; and (C) 186,783 Shares issuable upon the exercise of warrants.
     (ii) The Shares that RAMI may be deemed to beneficially own include Shares that RAMI has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of January 31, 2007, funds and accounts managed by RAMI held: (A) 228,057 Shares; (B) 586,245 Shares issuable upon the conversion of preferred stock; and (C) 50,544 Shares issuable upon the exercise of warrants.
     (iii) The Shares that REAM may be deemed to beneficially own include Shares that REAM has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of January 31, 2007, funds and accounts managed by REAM held: (A) 497,212 Shares; (B) 1,275,217 Shares issuable upon the conversion of preferred stock; and (C) 109,942 Shares issuable upon the exercise of warrants.
     (iv) The Shares that Mr. Sass may be deemed to beneficially own include Shares that Mr. Sass has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of January 31, 2007, funds and accounts managed by Mr. Sass held: (A) 1,562,831 Shares; (B) 4,027,883 Shares issuable upon the conversion of preferred stock; and (C) 347,269 Shares issuable upon the exercise of warrants.
     In addition, funds which have invested side-by-side with funds managed by RAM and RAMI beneficially own 26,712 Shares, 68,879 Shares issuable upon the conversion of preferred stock and 5,938 Shares issuable upon the exercise of warrants.
     (c) Except for the receipt by the Reporting Persons of a regularly scheduled dividend of shares of Preferred Stock of the Issuer convertible into Shares, there have been no transactions effected with respect to the Shares since December 27, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.
     (d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.
     (e) Not applicable.
Item 7 Material to be filed as Exhibits.
     The Exhibit Index is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 28, 2007

RESURGENCE ASSET MANAGEMENT, L.L.C.

By:	/s/ MARTIN D. SASS

Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.

By:	/s/ MARTIN D. SASS

Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.

By:	/s/ MARTIN D. SASS

Name:	Martin D. Sass
Title:	Chairman and Chief Executive Officer

MARTIN D. SASS

EXHIBIT INDEX

Ex.
A.	Joint Filing Agreement, dated February 28, 2007 by and among Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C., Re/Enterprise Asset Management, L.L.C., and Mr. Martin D. Sass